EXHIBIT 1
                                                                 Sub-Item 77C

              DREYFUS MASSACHUSETTS INTERMEDIATE MUNICIPAL BOND FUND

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

         A Special Meeting of Shareholders of Dreyfus Massachusetts Intermediate Municipal Bond Fund (the "Fund") was held on April 11, 2007. Out of a total of 5,106,833.739 shares ("Shares") entitled to vote at the meeting, a total of 3,127,877.240 were represented at the meeting, in person or by proxy. The following matter was duly approved by the holders of the Fund's outstanding Shares as follows:

         An Agreement and Plan of Reorganization between the Fund and Dreyfus Premier State Municipal Bond Fund-Massachusetts Series (the "Acquiring Fund"), providing for the transfer of all of the assets of the Fund to the Acquiring Fund, in exchange for the Acquiring Fund's Class Z shares having an aggregate net asset value equal to the value of the Fund's assets and the assumption by the Acquiring Fund of the Fund's stated liabilities, and the pro rata distribution of those shares to the Fund's shareholders and subsequent termination of the Fund.



         Affirmative Votes          Negative Votes   Abstained Votes
         -----------------          --------------   ---------------
         2,582,035.469              150,018.644      395,823.127